Simpson Manufacturing Co., Inc.

5956 W. Las Positas Blvd.

Pleasanton, CA  94588

August 3, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Re:                 Simpson Manufacturing Co., Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 (filed February 28, 2012)

Form 10-Q for the fiscal Quarter Ended March 31, 2012 (filed May 8, 2012)

File No. 001-13429

Dear Mr. Decker:

Thank you for your follow-up comments in your letter of July 24, 2012.  Your comments are quoted below, followed by our responses.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 26

Critical Accounting Policies and Estimates, page 32

Goodwill Impairment Testing, page 33

1.              We note your response to comment two from our letter dated June 26, 2012. Please clarify for us whether you historically considered Canada to be a separate reporting unit for your goodwill impairment testing during the periods presented in your filing. If not, please tell us how your goodwill impairment testing results would have differed for the periods presented if Canada were considered a separate reporting unit as of each testing date. Please also confirm that you will revise your future filings to better clarify how you determined your reporting units for goodwill testing purposes and the factors you considered in aggregating your U.S. Components into a single reporting unit.

Response

We have historically considered Canada to be a separate reporting unit for our goodwill impairment testing during the periods presented in our filing.  For example, the Company disclosed in 2007 that Canadian goodwill was impaired.

We will revise our future filings to better clarify how reporting units are determined for goodwill testing and the factors considered in aggregating the US Components. In future filings the following paragraph will be included in Critical Accounting Policies and Estimates under the Goodwill Impairment Testing section:

The Company tests goodwill for impairment at the reporting unit level on an annual basis (in the fourth quarter for the Company). The reporting unit level is generally one level below the operating segment, which is at the country level. The United States is an exception, where we determined the US reporting unit includes four components: Northwest US, Southwest US, Northeast US and Southwest US (collectively the “US Components”). We aggregate the US Components into a single reporting unit because we concluded that they are economically similar and that the goodwill is recoverable from the US Components working in concert. The US Components are economically similar because of a number of factors, including, but not limited to, selling similar products to the shared customers and shared assets and services such as intellectual property, manufacturing assets for certain products, research and development projects, manufacturing processes, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the US Components level and costs are allocated among the four US Components.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings,

•                  Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and

•                  the Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9216 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Brian Magstadt
Brian Magstadt
Chief Financial Officer